PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC




--------------------------------------------------------------------------------
                            AGREEMENT AMENDMENT NO. 2
--------------------------------------------------------------------------------

                    MADE AS OF THE 25TH DAY OF FEBRUARY 2004



    BETWEEN                        HP-OMS (ISRAEL) LTD.

                                   9 HA'DAFNA STREET

                                   RA'ANANA , ISRAEL

                                                                   ("HP-OMS")



    AND                            HEWLETT-PACKARD (ISRAEL) LTD.

                                   9 HA'DAFNA STREET

                                   RA'ANANA , ISRAEL

                                                                   ("HP")



    AND                            TECNOMATIX LTD.

                                   16 ABBA EBAN AVENUE,

                                   HERZLIA PITUACH, ISRAEL

                                                                   ("CUSTOMER")



WHEREAS, Customer and HP-OMS entered on October 30, 2003 into a SERVICES AGREEMENT FOR HP-OMS OPERATIONS SERVICES (the "AGREEMENT"); and

WHEREAS,          the  parties  entered on  December  29,  2003 into  Amendment
                  No. 1 to the Agreement (the Agreement and all Exhibits thereto, as previously amended by Amendment No. 1, shall be referred to herein as the "SERVICES AGREEMENT"); and

WHEREAS, Customer desire that HP-OMS shall assign the Services Agreement and all of HP-OMS' rights and obligations thereunder to HP; and HP-OMS and HP agree to such assignment; and

WHEREAS, the parties wish to further amend and/or clarify certain provisions in the Services Agreement as set forth herein.


NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, the parties agree as follows:

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC


1. Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meaning ascribed to them under the Services Agreement.

2. HP-OMS hereby assigns the Services Agreement and all its rights and obligations thereunder to HP, its parent company, and HP hereby accepts such assignment and agrees to be bound and obligated by all the terms and conditions of the Services Agreement.

     As used in this Agreement, unless expressly otherwise stated or evident in the context, the term "HP-OMS (Israel) Ltd" shall be replaced by "Hewlett-Packard (Israel) Ltd." and the term "HP-OMS" shall be replaced by "HP".

3. Customer agrees that HP may engage and use the services of HP-OMS as a subcontractor to provide the Services under the Services Agreement to Customer.

4. The parties hereby declare and acknowledge that all the conditions precedent included in Section 2.5 of the Services Agreement have been fully satisfied and fulfilled. HP-OMS and HP specifically declare that they have received the approval of HP Corporate to the Services Agreement and to this Amendment No. 2. Notwithstanding anything to the contrary in the Services Agreement, the Effective Date of the Services Agreement shall be, for all intents and purposes, the signature date hereof and the Commencement Date shall be May 1, 2004.

5. Sub-section (b) of Section 20.2 of the Services Agreement (TERMINATION FOR CAUSE BY CUSTOMER; OTHER REMEDIES) shall be amended to read in its entirety as follows:

     (B) "CHANGE OF CONTROL. Customer may terminate this Agreement immediately upon written notice to HP in the event that HP experiences (in one transaction or any series of transactions) a change of majority ownership, following which the majority ownership of HP shall be held by a third party other than Hewlett Packard Company or an entity Controlled by it ("CHANGE OF CONTROL"), unless prior to such Change of Control Customer is notified of such change and (i) Hewlett-Packard Volendam B.V. or any other entity within the Hewlett Packard Company Group, which is approved by Customer, agrees in writing to accept an assignment of this Agreement; or (ii) Customer provides its written consent to such Change of Control."

6. Sub-section 20.2(c) of the Services Agreement (GUARANTEE FROM HEWLETT-PACKARD ISRAEL LTD.) shall be deleted from the Services Agreement in its entirety.

7. Section 20.3 of the Services Agreement (MUTUAL RIGHT OF TERMINATION) shall be amended to read in its entirety as follows:


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     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC


          "MUTUAL RIGHT OF TERMINATION. Either Party may terminate this Agreement, immediately at any time by written notice to the other Party, if the other Party (or in the event the other Party is Customer, then Tecnomatix Technologies Ltd.) (i) has a receiver appointed or an assignee for the benefit of creditors; (ii) is or becomes insolvent or is unable to pay debts as they become due; (iii) ceases to trade for a period of sixty (60) days (either in whole or as to any part or division involved in the performance of this Agreement) or (iv) ceases to operate in the normal course of business for a period of sixty (60) days (each of (i)-(iv) above an "INSOLVENCY EVENT"), unless the Insolvency Event is removed or is no longer in effect within forty-five (45) days of receipt of the notice of termination, in which case the initial Insolvency Event shall not be grounds for termination."

8. The words "Exhibit L Guarantee of Hewlett-Packard Israel Ltd." shall be deleted from Section 21.10 of the Services Agreement.

9. Exhibit L (Guarantee of Hewlett-Packard Israel Ltd.) shall be omitted from the Services Agreement.

10. On the Commencement Date and as a security for satisfying its obligations for payment under the Services Agreement of the applicable portions of the Target Price due to HP in each of the first three full quarters of the Term beginning July 1, 2004 (each a "QUARTERLY PAYMENT"), Customer shall deposit with HP three checks made by Customer to the benefit of HP at the estimated amounts due for each such three Quarterly Payments. The three security checks shall be dated August 15, 2004 (the "FIRST CHECK"), November 15, 2004 (the "SECOND CHECK") and February 15, 2005 (the "THIRD CHECK") (collectively referred to as the "CHECKS"). For the avoidance of doubt it is clarified that payment by HP to Customer of the one time fee in the amount of US$[**] (Section 2.3 of Exhibit E) shall be subject to Customer depositing the Checks as stipulated herein.

     HP may only deposit and cash the Checks in the event that Customer fails to pay to HP the applicable Quarterly Payment, in whole or in part, on its due date. In the event that HP deposits any of the Checks due to partial non-payment by Customer of the applicable Quarterly Payment, it is agreed that concurrently with the deposit of such Check HP shall deposit with Customer's bank account an amount equal to the difference between (i) the amount that was paid by Customer plus the amount of the Check to be deposited by HP and (ii) the Quarterly Payment. Thus, the equation for the settlement between the parties shall be:

     A+B-C =X.

     A = Amount that was paid by Customer; B = Amount of the Check; C = Quarterly Payment; and X = Amount to be deposited by HP in the account of Customer.


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     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC


     Under no circumstances shall the First Check, the Second Check and the Third Check be used to secure and/or be deposited and cashed by HP to satisfy the payment of any amount due by Customer to HP under the Services Agreement or otherwise other than the respective Quarterly Payment during the Term.

     It is hereby specifically agreed that HP shall return to Customer the First Check, the Second Check and the Third Check within four (4) business days after the full payment by Customer of the respective Quarterly Payment.

11. This Amendment No. 2 shall be deemed for all intents and purposes as an integral part of the Services Agreement. The Services Agreement and this Amendment No. 2 constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the parties hereto with respect to the subject matter hereof.

12. This Amendment No. 2 may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by telecopier shall be effective as delivery of a manually executed counterpart of this Amendment No. 2.


                           - SIGNATURE PAGES FOLLOW -


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

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC


     IN WITNESS WHEREOF, the parties have caused this Amendment No. 2 to the Services Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.



SIGNED FOR AND ON BEHALF OF            SIGNED FOR AND ON BEHALF OF

TECNOMATIX LTD.                        HP-OMS (ISRAEL) LTD.



By: /s/ Harel Beit-on                  By: /s/ Ehud Graff
---------------------                  ------------------
Name:    Harel Beit-On                 Name: Ehud Graff
Title:   Chairman of the Board         Title:  Chairman of the Board


By: /s/ Jaron Lotan                    By: /s/ Moshe Lasman
-------------------                    --------------------
Name:    Jaron Lotan                   Name: Moshe Lasman
Title:   President and CEO             Title:   Director and HP Israel Services
                                       General Manager






SIGNED FOR AND ON BEHALF OF

HEWLETT-PACKARD ISRAEL LTD.



By: /s/ Ehud Graff
------------------
Name: Ehud Graff
Title: General Manager






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